SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

[__]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to _________

Commission file number: 0-14706

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Ingles Markets, Incorporated

Investment/Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Ingles Markets, Incorporated

P.O. Box 6676
Asheville, North Carolina 28816

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

Ingles Markets, Incorporated Investment/Profit Sharing Plan

As of December 31, 2005 and 2004 and for the year ended December 31, 2005 with Report of Independent Registered Public Accounting Firm

Ingles Markets, Incorporated Investment/Profit Sharing Plan

Audited Financial Statements and Supplemental Schedules

As of December 31, 2005 and 2004

and for the Year Ended December 31, 2005

Contents

Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements

Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Schedules

Schedule G, Part III – Schedule of Nonexempt Transactions for the Year Ended

December 31, 2005	12
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)-December 31, 2005	13

Report of Independent Registered Public Accounting Firm

The Plan Administrative Committee

Ingles Markets, Incorporated Investment/Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the Ingles Markets, Incorporated Investment/Profit Sharing Plan as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2005 and nonexempt transactions for the year ended December 31, 2005 are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                                                    /S/ ERNST & YOUNG LLP

Greenville, South Carolina

June 12, 2006

Ingles Markets, Incorporated Investment/Profit Sharing Plan

Statements of Net Assets Available for Benefits

	December 31
	2005	2004
Assets
Investments at fair value:
Employer securities	$25,471,802	$21,325,767
Collective trust funds	17,313,683	16,402,138
Mutual funds	17,951,849	16,371,224
Loans to participants	3,362,097	3,142,219
	64,099,431	57,241,348

Cash	115,410	70,834

Receivables:
Participant contributions	157,588	–

Total assets	64,372,429	57,312,182

Liabilities
Due to broker, net	85,040	70,982

Net assets available for benefits	$64,287,389	$57,241,200

See accompanying notes.

Ingles Markets, Incorporated Investment/Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2005

Additions
Net appreciation in fair value of investments	$ 7,594,251
Dividends	905,178
Interest on participant loans	170,221
8,669,650

Contributions:
Participants	3,357,442

Total additions	12,027,092

Deductions
Distributions to participants	4,638,030
Administrative expenses	327,986
Corrective distributions	14,887
Total deductions	4,980,903
Net increase	7,046,189
Net assets available for benefits at beginning of year	57,241,200
Net assets available for benefits at end of year	$64,287,389

See accompanying notes.

Ingles Markets, Incorporated Investment/Profit Sharing Plan

Notes to Financial Statements

December 31, 2005

1. Description of the Plan

The following description of the Ingles Markets, Incorporated Investment/Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. Copies of the Plan document are available from the Plan Administrative Committee.

General

The Plan is a defined contribution plan covering substantially all employees of Ingles Markets, Incorporated (the “Company” and “Plan Sponsor”) and its wholly-owned subsidiary Milkco, Inc. who have completed one year of eligibility service as defined in the Plan document and are at least 18 years of age. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Contributions

The Plan provides for three types of contributions: (i) Company profit sharing plan contributions to the Ingles Stock Fund (Class B) made by the Company – discretionary in nature; (ii) participant 401(k) contributions from 1% to 50% (in increments of 1%) of their pre-tax annual compensation as defined in the Plan document (subject to regulatory limitations), and (iii) Company 401(k) matching contributions, discretionary in nature and determined by the Company for each payroll period, limited to a maximum of 5% of a participant’s compensation as defined in the Plan document. In addition, all participants who have attained age 50 before the close of the Plan year shall be eligible to make catchup contributions, also subject to regulatory limitations.

In 2005, the Company made discretionary 401(k) matching contributions of $553,876 which were funded through forfeitures. The Company made no discretionary profit sharing contributions during 2005.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and with allocations of Plan earnings and any Company matching and profit-sharing contributions. Allocations are based on participant account balances, participant compensation as defined in the Plan document, or participant contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Ingles Markets, Incorporated Investment/Profit Sharing Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Upon enrollment in the Plan, participants may direct participant and Company matching contributions in 1% increments to any of the Plan’s fund options. No participant 401(k) contributions can be made to the Ingles Stock Fund. Participants may change their investment options daily.

Vesting and Forfeitures

Contributions by participants plus actual earnings thereon are immediately 100% vested and nonforfeitable. Participants become vested in the Company’s matching and profit sharing contributions on a graduated basis with 100% vesting occurring after the completion of six years of service.

Forfeited balances are utilized as follows:

a.	First, to restore the nonvested portion of the Company contribution accounts of certain terminated participants who subsequently participate in the Plan as a rehire as described in the Plan document.
b.	Second, at the discretion of the Plan Sponsor, to pay Plan expenses.
c.	Third, to reduce Plan Sponsor contributions as described in the Plan document.

Forfeitures of $567,870 were used during 2005 to reduce the Company’s matching contributions and to pay certain administrative expenses. Unallocated forfeitures at December 31, 2005 and 2004 were $970,780 and $1,280,744, respectively.

Participant Loans

Participants may borrow from their fund accounts a minimum of $500 to a maximum equal to the lesser of $50,000 or 50% of their vested balances with the term of the loan not exceeding five years except for loans to purchase the borrower’s principal residence whose term shall not exceed ten years. The loans are secured by the balance in the participant’s account. The interest rate used will be comparable to rates charged by local lending institutions for similar loans. Principal and interest are paid ratably through employee payroll deductions.

Ingles Markets, Incorporated Investment/Profit Sharing Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Payment of Benefits

Upon termination of service, death, disability or retirement, a participant, or their beneficiary in the case of death, may receive a lump-sum amount equal to the vested value of his or her account.

Administrative Expenses

Certain legal and accounting fees and certain administrative expenses relating to the Plan are paid by the Company and will not be reimbursed by the Plan. Other allowable expenses such as investment advisory fees are paid by the Plan.

Credit Risk

Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements and schedule of the Plan. Because the Ingles Stock Fund is not diversified, it may experience wider variation in value than the other Plan funds.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

2. Summary of Accounting Policies

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting.

Ingles Markets, Incorporated Investment/Profit Sharing Plan

Notes to Financial Statements (continued)

2. Summary of Accounting Policies (continued)

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Quoted market prices of the Ingles Markets, Incorporated Class A Common Stock are used to value the Ingles Markets, Incorporated Class B Common Stock. The fair value of the participation units owned by the Plan in collective trust funds held by the trustee are based on quoted redemption values on the last business day of the Plan year. Securities traded on a national securities exchange are valued at the closing price on the last business day of the Plan year. The loans to participants are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

The primary trustee for the Plan, Wachovia Bank, N.A., is responsible for maintaining custody of the investment funds, excluding Ingles Markets, Incorporated stock. The Plan Administrative Committee appoints the trustees responsible for maintaining custody of the Ingles stock component of the Ingles Stock Funds.

During 2005, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in value as follows:

Net Realized and Unrealized Appreciation in Fair Value of Investments

Employer securities (quoted market prices)	$ 6,397,133
Mutual funds (quoted market prices)	381,191
Collective trust funds (quoted redemption values)	815,927
Total	$ 7,594,251

Ingles Markets, Incorporated Investment/Profit Sharing Plan

Notes to Financial Statements (continued)

3. Investments (continued)

Investments that represent 5% or more of the fair value of the Plan’s net assets are as follows:

	December 31, 2005	December 31, 2004

Employer Securities:
Ingles Stock Fund – Class B*	$ 24,688,427	$ 20,890,692
Mutual Funds:
Evergreen Short Intermediate Bond Fund Class I	3,814,580	3,850,906
Van Kampen Equity Income Fund Class A	6,183,047	5,703,557
Collective Trust Funds:
Stable Portfolio Group Trust Fund of Wachovia	9,008,595	8,276,406
Enhanced Stock Market Fund of Wachovia	8,305,088	8,125,732
Loans to participants	3,362,097	3,142,219
*	Nonparticipant-directed.

Ingles Markets, Incorporated Investment/Profit Sharing Plan

Notes to Financial Statements (continued)

4. Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31, 2005	December 31, 2004
Net assets:
Employer securities:
Ingles Stock Fund – Class B	$ 24,688,427	$ 20,890,692

Year ended December 31, 2005

Changes in net assets:
Net appreciation in fair value	$ 6,268,308
Distributions to participants	(1,813,469)
Transfers to other plan funds	(540,936)
Administrative expenses	(116,168)
Total	$ 3,797,735

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated September 25, 2003 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirement of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Ingles Markets, Incorporated Investment/Profit Sharing Plan

Notes to Financial Statements (continued)

6. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at:

	December 31, 2005	December 31, 2004

Net assets available for benefits per the financial statements	$ 64,287,389	$ 57,241,200
Less: Contributions receivable	157,588	–
Net assets available for benefits per the Form 5500	$ 64,129,801	$ 57,241,200

The following is a reconciliation of contributions per the financial statements to the Form 5500:

Year Ended December 31, 2005

Contributions per the financial statements	$ 3,357,442
Less: Contributions receivable at end of year	157,588
Contributions per the Form 5500	$ 3,199,854

7. Voluntary Correction Program

During the 2001 Plan year, the Plan Sponsor discovered various errors in the administration of the Plan. The errors consisted of failure to obtain the proper Qualified Joint and Survivor Annuity waivers, failure to use forfeitures, failure to restore forfeited Company contributions for rehires and failure to make payments to terminated participants with small account balances. The Plan filed the “Request for Consideration Under the Employee Plans Voluntary Correction Program” with the Internal Revenue Service in 2002. In March of 2004, the Plan Sponsor received a Compliance Statement from the Internal Revenue Service. The Internal Revenue Service accepted the Plan’s proposed corrections to the errors noted above. The Plan made all corrections in accordance with the Compliance Statement by August 2004, the deadline required by the IRS. All costs were borne by the Plan Sponsor and there was no effect on the Plan’s financial statements. The Plan administrator believes that the Plan has taken appropriate action to prevent these matters from reoccurring.

Ingles Markets, Incorporated Investment/Profit Sharing Plan

Notes to Financial Statements (continued)

8. Party-in-Interest Transaction

On March 31, 2005, the Plan Sponsor advanced the Plan $1,241,000 for the purpose of making distributions of participants’ holdings in the Ingles Stock Fund. Due to restrictions on the trading periods of the Ingles stock, a temporary loan was made to alleviate these cash flow needs. This loan was interest free and was repaid through the conversion of the Ingles Class B stock to Class A stock and subsequent market sale of the Class A shares. This loan was repaid to the Plan Sponsor on December 30, 2005.

Supplemental Schedules

Ingles Markets, Incorporated Investment/Profit Sharing Plan

EIN: 56-0846267 Plan Number: 001

Schedule G, Part III –

Schedule of Nonexempt Transactions

Year Ended December 31, 2005

(a) Identity of Party Involved	(b) Relationship to Plan, Employer, or Other Party-in-Interest	(c) Description of Transactions including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value

Ingles Markets, Incorporated	Employer/Sponsor

On March 31, 2005, the Plan Sponsor advanced the Plan $1,241,000 for the purpose of making distributions of participants’ holdings in the Ingles Stock Fund. Due to restrictions on the trading periods of the Ingles stock, a temporary interest free loan was made to alleviate these cash flow needs. This loan was repaid to the Plan Sponsor on December 30, 2005.

Ingles Markets, Incorporated Investment/Profit Sharing Plan

EIN: 56-0846267 Plan Number: 001

Schedule H, Line 4i –

Schedule of Assets (Held at End of Year)

December 31, 2005

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

	Collective Trust Funds:
*	Wachovia Bank, N.A.	Stable Portfolio Group Trust Fund of Wachovia	**	$ 9,008,595
*	Wachovia Bank, N.A.	Enhanced Stock Market Fund of Wachovia	**	8,305,088
				17,313,683
	Mutual Funds:
*	Wachovia Bank N.A.	Evergreen Short Intermediate Bond Fund Class I	**	3,814,580
*	Wachovia Bank N.A.	AIM Basic Value Fund Class A	**	451,125
*	Wachovia Bank N.A.	Goldman Sachs Small Cap Value Fund Class A	**	1,355,438
*	Wachovia Bank N.A.	American Funds Growth Fund of America Class A	**	750,369
*	Wachovia Bank N.A.	Dreyfus MidCap Index Fund, Inc.	**	2,452,603
*	Wachovia Bank N.A.	Van Kampen Equity Income Fund Class A	**	6,183,047
*	Wachovia Bank N.A.	Templeton Foreign Fund Class A	**	2,944,687
				17,951,849

	Employer Securities:
*	Ingles Markets, Incorporated	Ingles Stock Fund - Class B	$ 10,453,992	24,688,427
*	Ingles Markets, Incorporated	Ingles Class A Stock Fund	**	783,375
				25,471,802
*	Loans to participants	Interest rates of 5.0% to 10.5%; maturity dates of 2006-2015	**	3,362,097
				$64,099,431

__________

*	Represents a party-in-interest.

** Cost information has been included only for all non-participant directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Ingles Markets Incorporated
Investment/Profit Sharing Plan

Date: June 23, 2006	By: /s/ Robert P. Ingle
Robert P. Ingle
Plan Administrative Committee Chairman

By:        /s/ James W. Lanning

James W. Lanning
Plan Administrative Committee Member

By:        /s/ Ronald B. Freeman

Ronald B. Freeman
Plan Administrative Committee Member

EXHIBIT INDEX

Exhibit 23	Consent of Ernst & Young LLP